Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) is made as of July 17, 2007, between API Nanofabrication and Research Corporation, a Delaware corporation (“Buyer”), and NanoOpto Corporation, a Delaware corporation (“Seller”).

RECITALS

A. Seller was previously engaged in the manufacturing business (the “Company Business”).

B. Pursuant to a decision by Seller’s Board of Directors and shareholders to effect an orderly liquidation of Seller’s assets in accordance with Delaware corporate law, Seller desires to sell certain of Seller’s assets relating to the Company Business, as set forth more fully below, all on the terms and subject to the conditions contained in this Agreement.

AGREEMENTS

Now, therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I

Purchase and Sale of Assets

1.1. Agreement to Purchase and Sell. On the terms and subject to the conditions contained in this Agreement, Buyer shall purchase from Seller, and Seller shall sell to Buyer, all of the Acquired Assets (as defined in Section 1.2 below), free and clear of all liens, security interests, claims, and encumbrances.

1.2. Enumeration of Acquired Assets. As used in this Agreement, the “Acquired Assets” shall mean the following assets, properties and rights of Seller (but excluding the Excluded Assets as defined in Section 1.3 below):

(a)	the assets listed on Exhibit A;

(b)

the confidential business operations, business and marketing plans and customer and supplier lists and information, and facsimile numbers used in connection with the Company Business; all trademarks (and trademark registrations and applications for registration), tradenames, marks and logos associated with the Company Business and its products and services (whether or not registered), including, without limitation, “NanoOpto” and other derivations, and registrations and applications thereof and the goodwill associated therewith; all software, including without limitation, source codes and object codes, and all other data and documentation of software owned or licensed by Seller; all patents held by Seller and all patent rights of Seller used in connection with the Company Business, including, without limitation, all patents listed on

Exhibit B, and licenses thereto; all copyrights used in connection with the Company Business (whether or not registered), including without limitation, all copyrights on all content of Seller’s website; all know-how, strategies, business plans, operating and other manuals relating to the Company Business, trade secrets, vendor lists, confidential business operations relating to the Company Business; and other proprietary rights relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions) and all other intellectual property owned or licensed by Seller (collectively, the “Intellectual Property”);

(c)	all supplier lists, customer lists, customer and supplier records and information, and all other books and records (other than those set forth in Section 1.3) relating to the Company Business or the Acquired Assets;

(d)	all operating manuals, process descriptions, production specifications and other documentation relating to the Company Business or the Acquired Assets;

(e)	all transferable permits and licenses;

(f)	all materials documentation, operating manuals and the like constituting Seller’s “clean-room” (the “Clean-Room”);

(g)	all of Seller’s furniture, fixtures, equipment (including office equipment), machinery, tools, computer hardware and all other physical manufacturing assets of Seller, including, without limitation, all materials and equipment used in connection with the Company Business; and

(h)	all goodwill of the Company Business, Intellectual Property and the Acquired Assets (collectively, the “Goodwill”).

1.3 Excluded Assets. Notwithstanding anything to the contrary in this Agreement (including Sections 1.1 and 1.2), the Acquired Assets shall not include the following assets, properties and rights of Seller (collectively, the “Excluded Assets”):

(a) Seller’s company books, stock records, stock certificates, income tax returns, tax and accounting records;

(b) Seller’s accounts receivable;

(c) all contracts, leases, agreements, licenses and instruments, including but not limited to all insurance policies except those assigned to Buyer by separate agreement; and

(d) any and all employee benefit plans or arrangements.

ARTICLE II

Assumption of Liabilities

Non-Assumed Liabilities. It is agreed and understood that Buyer is not agreeing and has not agreed, herein or elsewhere, to assume or be responsible or otherwise liable for any known or unknown liabilities or obligations of Seller of any type including, without limitation, absolute, contingent, existing, accrued, or inchoate liabilities or obligations, contractual or otherwise, of Seller.

ARTICLE III

Purchase Price, Manner of Payment and Closing

3.1 Purchase Price. The purchase price for the Acquired Assets shall be Four Million Dollars ($4,000,000) (the “Purchase Price”).

3.2 Earnest Money Deposit. Buyer has deposited with Seller the sum of Fifty Thousand Dollars ($50,000) as earnest money (“Earnest Money”). If the Closing (as defined below) does not occur because one or more of the conditions set forth in Article 6 hereof are not met, then Seller shall return the Earnest Money to Buyer and this Agreement shall become null and void. If no Closing occurs on or before the Closing Date (as defined below), notwithstanding that the conditions set forth in Article 6 hereof are met and Seller performs its obligations, covenants, and agreements hereunder, the Earnest Money shall be retained by Seller as liquidated damages and not as a penalty and this Agreement shall become null and void. Upon the Closing, the Earnest Money shall be applied to the payment of the Purchase Price.

3.3 Payment of Purchase Price. On the Closing Date, Buyer shall deliver by wire transfer (i) to BlueCrest Venture Finance Master Fund Limited (“BlueCrest”) in the amount of the BlueCrest Payoff Amount (as defined below) and (ii) to Seller in the amount of the Purchase Price less the BlueCrest Payoff Amount. To the extent any amounts are paid by wire transfer, they will be only delivered to an account reasonably requested by Seller and/or BlueCrest.

3.4 The Closing. The consummation of the purchase and sale and related transactions contemplated by this Agreement (the “Closing”) shall take place at the office of Buyer’s counsel in Chicago, Illinois at 10:00 a.m., Chicago time, on July 30, 2007, or such other time and date as the parties may mutually agree in writing (the “Closing Date”).

3.5 Closing Deliveries.

(a) Seller’s Deliveries. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)	physical possession of all tangible Acquired Assets set forth herein together with duly executed assignments and bills of sale transferring and assigning ownership of all Acquired Assets to Buyer;

(ii)	a certified copy of the resolution(s) by the shareholders and Board of Directors to effect an orderly liquidation of Seller’s assets in accordance with a Plan of Liquidation under Delaware law;

(iii)	a certified copy of the resolution(s) by the shareholders and Board of Directors of Seller authorizing the execution, delivery and performance of this Agreement and the other documents and agreements contemplated hereby;

(iv)	a payoff letter from BlueCrest providing the outstanding amount of all obligations of Seller to BlueCrest secured by any of the Acquired Assets (which amount shall be paid by Buyer directly to BlueCrest at the Closing) (the “BlueCrest Payoff Amount”);

(v)	a UCC termination statement executed by BlueCrest providing for the termination of UCC-1 financing statement number 53107407 to be filed by Buyer with the Delaware Secretary of State following closing;

(vi)	an executed Bill of Sale and Assignment in the form of Exhibit C (the “Bill of Sale”);

(vii)	an executed Assignment of Patents in the form of Exhibit D (the “Patent Assignment”); and

(viii)	an executed Assignment of Trademarks in the form of Exhibit E (the “Trademark Assignment”).

(b) Buyer’s Deliveries. At the Closing, Buyer shall deliver or cause to be delivered to Seller:

(i)	a certificate of good standing issued by the Secretary of State of Delaware with respect to Buyer;

(ii)	a certified copy of the resolution(s) of the directors of Buyer, authorizing the execution, delivery and performance of this Agreement and the other documents and agreements contemplated hereby;

(iii)	the Bill of Sale accepted by Buyer;

(iv)	the Patent Assignment accepted by Buyer; and

(v)	the Trademark Assignment accepted by Buyer.

(c) Other Deliveries. At the Closing, each party shall also take such other actions, and execute and deliver such other documents and instruments, as are required or are reasonably requested by the other party (or its counsel), to effectuate the Closing in accordance with this Agreement. Each document and instrument delivered in accordance with this Section 3.4 shall be in form and substance reasonably satisfactory to the parties.

3.6 Tax Allocation. Buyer and Seller agree to the following allocation of the Purchase Price among the Acquired Assets:

(i)	Equipment	$3,000,000

(ii)	Intellectual Property	$1,000,000

Buyer and Seller agree to report the transaction in accordance with such allocation for all federal, state, local and other tax purposes (but such allocation shall not constrain reporting for other purposes) and to execute and file an Internal Revenue Service Form or Forms 8594 prepared by Buyer and Seller and reflecting such allocation.

ARTICLE IV

Representations and Warranties

4.1 Buyer’s Representations and Warranties. Buyer represents and warrants to Seller as follows, each of which is and shall be true and correct at the date of this Agreement and as of the Closing Date:

(a) Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Buyer is not required to be qualified as a foreign corporation in any jurisdiction other than the State of New Jersey where it is duly authorized to conduct business.

(b) The Board of Directors of Buyer has duly approved the execution, delivery and performance of (i) this Agreement and (ii) all documents and instruments to be executed by Seller and Buyer pursuant to this Agreement (collectively, the “Ancillary Documents”). This Agreement the Ancillary Documents either are, or once executed will be, legal, valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights. The Agreement and the Ancillary Documents will not result in the violation of the articles of incorporation, or bylaws of Buyer.

(c) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Buyer is required in connection with the consummation of the transactions contemplated by this Agreement.

4.2 Seller’s Representations, Warranties, and Covenants. Seller represents, warrants and covenants to Buyer as follows, each of which is and shall be true and correct at the date of this Agreement and as of the Closing Date:

(a) Seller shall, at Closing, convey and transfer to Buyer good and valid title to the Acquired Assets, free and clear of any liens, security interests, claims, and encumbrances. No unreleased mortgage, trust deed, chattel mortgage, security agreement, financing statement or other instrument encumbering any of the Acquired Assets has been recorded, filed, executed or delivered, other than those which will be released or terminated on or before the Closing Date. No other representations or warranties with respect to the title to or the condition of the Acquired Assets are made by Seller. The assets are sold AS IS, WHERE IS, with all faults, with no representations, warranties, promises or covenants of any type or nature with respect to the Assets except as explicitly set forth herein, including without limitation of the foregoing, representations or warranties with respect to merchantability or fitness for a particular purpose.

(b) After receiving all approvals from the Board of Directors and stockholders required for dissolution of Seller under its bylaws and articles of incorporation, contracts and Section 275 of the General Corporation Law of the State of Delaware, as amended (the “GCL”), Seller caused a Certificate of Dissolution to be executed by its duly authorized officer on June 28, 2007, which Certificate was filed on July 2, 2007 (the “Dissolution Date”) with the Delaware Secretary of State. Sellers’ representations in the Certificate of Dissolution are true and correct. Consistent with Section 277 of the GCL, Seller has paid all franchise taxes due to or assessable by the State of Delaware, including, without limitation, all franchise taxes due or which would be due or assessable for the entire month of July 2007. Since the Dissolution Date, Seller has conducted business only for the purposes enumerated in Section 278 of the GCL and has not continued the Company Business or otherwise conducted the business for which Seller was organized. Seller has given notice of its dissolution to all persons having a claim against Seller in accordance with all the procedures set forth in Section 280 of the GCL.

(c) Seller has all corporate power necessary to own and sell the Acquired Assets and to execute and deliver this Agreement and the Ancillary Agreements. Seller has taken all steps necessary under applicable corporate law, its articles of incorporation and its bylaws, to authorize the sale of the Acquired Assets in accordance with this Agreement and the consummation of that sale and the execution and delivery of this Agreement and the Ancillary Agreements. No other corporate or other action is necessary on the part of Seller or its shareholders to make this Agreement the legally valid and binding obligations of Seller enforceable in accordance with its terms.

(d) Neither the execution and delivery of this Agreement or any of the Ancillary Documents by Seller, nor the consummation by Seller of the transactions contemplated thereby, will conflict with or result in a breach of any of the terms, conditions or provisions of Seller’s Articles of Incorporation, bylaws, or other charter documents, of any contract, agreement, or to their knowledge, statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or any governmental authority or of any arbitration award binding upon Seller or the Acquired Assets.

(e) Seller is not a party to, or bound by, any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by Seller according to the terms of this Agreement will be a default or an event of acceleration, or whereby timely performance by Seller, according to the terms of this Agreement, may be prohibited, prevented or delayed.

(f) Seller has filed, on a timely basis, all required Federal, state and local income, sales, use, employee, franchise and other tax returns and reports relating to the Company Business or the Acquired Assets, accurately reflecting any and all taxes owing to the United States, or any other government or subdivision thereof, or any other taxing authority, and has paid or properly accrued for all taxes shown on said returns or reports to be due and owing.

(g) There is no litigation or proceeding pending and, to Seller’s knowledge, there is no investigation pending nor any such proceeding or investigation threatened in writing against Seller before any court, governmental entity, arbitrator or other tribunal or with respect to the consummation of the transactions contemplated hereby or the operation, use or ownership of the Company Business or the Acquired Assets.

(h) There are no taxes, including, without limitation, any sales or transfer taxes, owing to any county, state, or federal authority as a result of the transactions contemplated by this Agreement.

ARTICLE V

Covenants

5.1. Accounts Payable. Seller shall pay all of its accounts payable and other liabilities in full, in the ordinary course of business or sooner, to the extent of the proceeds from the sale of assets.

5.2. Further Instruments. Seller agrees to execute such further instruments and documents that Buyer may reasonably request as needed by Buyer in connection with the transfer of any intellectual property rights by Seller to Buyer hereunder.

5.3. No Shop. For a period ending on the later of the Closing Date or August 14, 2007 (or any later date as Seller and Buyer may mutually agree in writing) except with respect to the transactions contemplated by this Agreement, or as allowed under this Agreement, neither Seller nor any of its shareholders will, (i) directly or indirectly, through any representatives or otherwise, sell or enter into any agreement regarding any of the Acquired Assets or the sale or a transaction involving the business or the stock of Seller, solicit, initiate or entertain the submission of proposals or offers from any person, firm or entity relating to the sale of all or any portion of the Acquired Assets or the sale or a transaction involving the business or the stock of Seller, or participate in any discussion or any negotiations regarding, or furnish to any other person, firm or entity any information with respect to, or otherwise cooperate in any way or assist, facilitate, or encourage the activities proscribed above by any person, firm or entity, (ii) act so as to make it impossible to perform the transaction contemplated by this Agreement, or (iii) enter into discussions or negotiations with or furnish any information to any person or entity (other than Buyer) in any way relating to or with a view towards a sale of any of the Acquired Assets or the sale or a transaction involving the business or the stock of Seller.

ARTICLE VI

Conditions to Closing

Conditions to Buyer’s Obligations. Buyer’s obligations under this Agreement are subject to the fulfillment, prior to or at Closing, of each of the following conditions, provided that Buyer may, at its option, waive any one or more of the conditions, by written waiver delivered to Seller at or before Closing:

(a) Each of the representations, warranties and covenants in Section 4.2 shall continue to be true and correct at Closing, including, without limitation, the representation and warranty by Seller that the Acquired Assets shall be free and clear of liens, claims and encumbrances, other than the interests of the lessors or secured parties as to the Leased Equipment (as defined below) disclosed to Buyer and consented to by Buyer.

(b) Seller shall have performed all of its covenants and obligations under the Agreement and executed all of the documents required to be executed by it hereunder.

(c) Seller shall have procured all of the corporate, third party and governmental consents, authorizations and approvals required to be obtained by it under this Agreement or to otherwise convey the Acquired Assets in accordance thereunder.

(d) No suit or proceeding shall have been commenced or threatened by any governmental authority or other person on any grounds to restrain, enjoin or hinder, or to seek material damages on account of or to seek a portion of the proceeds of, the consummation of the transactions contemplated hereby.

(e) Buyer shall have been satisfied with its due diligence of Seller such that its investigation has not revealed any material adverse faults or conditions with respect to the Acquired Assets or the Company Business that would affect the transactions contemplated by this Agreement; provided that the condition of the Acquired Assets shall not constitute a material adverse fault or condition.

(f) Seller shall have delivered this Agreement, the Bill of Sale, Patent Assignment, and Trademark Assignment in the forms of the Exhibits hereto, as well as all the other closing deliveries identified in Section 3.5 hereunder.

(g) Results of UCC, federal and state tax lien and judgment searches performed in the offices of the Secretary of State of New Jersey and Delaware, show that, as of a date shortly before the Closing, there are no unreleased financing statements on file or to be paid at Closing with the Purchase Price, and no unsatisfied judgments, legal proceedings, or unreleased tax liens on file which would adversely affect Buyer’s receipt of free and unencumbered title to the Acquired Assets or which would in any way, hinder or impair Seller’s ability to perform its obligations hereunder.

(h) Either, (i) Buyer and the owner of 1600 Cottontail Lane, Somerset, New Jersey 08873 (the “Premises”), which Premises was previously leased to Seller, shall have agreed to a lease of the Premises on terms no less favorable than the terms of the current lease with Seller, provided that Buyer has used its commercially reasonable efforts to negotiate an assumption of the current lease or a new lease with the owner of the Premises; or (ii) if a lease on such terms cannot be negotiated, then, Seller shall have delivered to Buyer at the Closing materials, equipment, documentation, operating manuals and the like constituting the Clean-Room in such condition as determined in Seller’s sole and absolute discretion that Seller can move such assets to establish the Clean-Room in another location at reasonable expense as determined by Seller.

(i) The only equipment that is leased by Seller is (i) a nitrogen plant from Praxair Electronics [confirm] and (ii) a Canon Model No. IR 5570 digital copy machine and related equipment identified in the Lease Agreement with CIT Technology Financial Services, Inc. (collectively, the “Leased Equipment”), and with respect to such Leased Equipment, either (a) Buyer shall have entered into leases or financing agreements for all Leased Equipment on terms satisfactory to Buyer in its sole and absolute discretion or have purchased the rights of the lessor or the secured party with respect to the Leased Equipment, which arrangement Buyer shall have used its commercially reasonable effort to negotiate; or (b) Seller shall have assigned to Buyer all its rights as lessee with respect to such equipment and the lessors shall have consented to such assignments.

(j) No fire or other casualty or other act of god or vandalism has occurred which has materially damaged the Assets, whether or not such damage is covered by insurance.

(k) No amounts are owing under Leased Equipment contracts or the Lease.

ARTICLE VII

Indemnification

7.1. General. From and after the Closing, Seller shall indemnify Buyer as provided in this Article VII. The covenants of Seller contained in or made pursuant to this Agreement, including without limitation Section 4.2, shall survive the execution and delivery of this Agreement and the Closing, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Buyer. The representations and warranties of Seller contained in or made pursuant to this Agreement shall survive from the date of the execution and delivery of this Agreement for a period of 18 months from the execution and delivery of this Agreement and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Buyer. As used in this Agreement, the term “Damages” shall mean all liabilities, demands, claims, actions or causes of action, regulatory, legislative or judicial proceedings or investigations, assessments, levies, losses, fines, penalties, damages, costs and expenses, including, without limitation (i) reasonable attorneys’, accountants’, investigators’, and experts’ fees and expenses, sustained or incurred in connection with the defense, settlement or investigation of any such claim and (ii) costs and expenses reasonably incurred.

7.2. Indemnification Obligations of Seller. Seller agrees to defend, indemnify, save and keep harmless Buyer and its parents, affiliates, shareholders, officers, directors, employees and agents and their respective successors and permitted assigns against and from all Damages sustained or incurred by any of them resulting from or arising out of or by virtue of:

(a) any material inaccuracy in or material breach of any representation or warranty made by Seller in this Agreement or in any document delivered to Buyer in connection with this Agreement;

(b) any breach by Seller, or failure by Seller, to comply with, any of its covenants, obligations or agreements under this Agreement;

(c) the failure to discharge (and to indemnify and hold Buyer harmless from) any liability or obligation of Seller, or any claim against any such indemnified party with respect to any such liability or obligation or alleged liability or obligation.

7.3 LIMITATION OF LIABILITY. IN NO EVENT, AND IN NO CIRCUMSTANCE, SHALL SELLER’S LIABILITY FOR ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT AND/OR BUYER’S USE OF THE ASSETS, WHETHER IN CONTRACT, TORT OR OTHERWISE, EXCEED FIFTY PERCENT (50%) OF THE PURCHASE PRICE. MOREOVER, IN NO EVENT SHALL SELLER, OR ITS PRINCIPALS, SHAREHOLDERS, OFFICERS, EMPLOYEES, AFFILIATES, CONTRACTORS, SUBSIDIARIES, OR PARENT ORGANIZATIONS, BE LIABLE FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES WHATSOEVER RELATING TO THE USE OF THE ASSETS OR OTHERWISE ARISING OUT OF THIS AGREEMENT.

7.4 Exclusive Remedy. The indemnification as provided and limited in this Section 7 shall be the sole and exclusive remedy and recourse available to any party or any indemnified party for any breach by Seller either of any of its representations, warranties, covenants or other agreements or provisions contained herein or in any exhibit, certificate or schedule delivered pursuant to this Agreement or otherwise in connection with this Agreement and the consummation of the transactions contemplated hereby or any cause of action whatsoever (whether in contract, tort or otherwise) relating to, or arising out of, any of the foregoing.

ARTICLE VIII

Miscellaneous

8.1 Publicity. Except to the extent required by law or regulation, this Agreement shall be confidential and neither of Seller, Buyers, nor its agents nor representatives shall disclose the terms or contents hereof to any third party other than to each party’s attorneys, accountants and advisors as necessary to review and complete the contemplated transaction, without the prior written consent of all the parties hereto. Notwithstanding the foregoing, without the consent of Seller, Buyer and Buyer’s parent corporation (“Parent”) (i) shall be able to make whatever public disclosures it and Parent believe are appropriate given Parent’s obligations as a reporting company under the Securities Exchange Act of 1934 and Parent’s customary practices with respect to public disclosure and (ii), in its and Parent’s sole discretion, may issue a press release regarding this transaction and this Agreement and may publicly disclose a copy of this Agreement if so desired by Buyer or Parent.

8.2 Notices. Any notice, request, demand or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be deemed to have been duly given: upon receipt if personally delivered; upon successful completion of transmission if transmitted by email, facsimile transmission or other similar electronic or digital transmission method; at the close of business on the next business day after it is sent, if sent by recognized overnight delivery service with all fees paid in advance by the sender; or at the close of business on the fifth business day after it is sent, if mailed, first class mail, proper postage prepaid, in each case transmitted or addressed to:

If to Seller:	NanoOpto Corporation
P.O. Box 116
Bolton, Massachusetts 01740
Attn: Barry Kallander

If to Buyer:	API Nanofabrication and Research Corporation
c/o API Nanotronics Corp.
505 University Ave, Ste. 1400
Toronto, Ontario, Canada M5G1X3
Attn: Chief Executive Officer

with a copy to:	Sugar, Friedberg & Felsenthal LLP
30 North LaSalle Street
Suite 3000
Chicago, Illinois 60602
Attention: Leslie J. Weiss
Fax: 312.372.7951
Email: lweiss@sff-law.com

and/or to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 8.2.

8.3. Binding on Successors; No Assignments. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, heirs, representatives and assigns, as the case may be. No party shall assign or delegate this Agreement, in whole or in part, or any of the rights or obligations created hereunder, without the prior written consent of the other parties.

8.4. Whole Agreement; Amendments; Counterparts. This Agreement, together with the Exhibits attached hereto, represents the entire agreement and understanding of the parties hereto with reference to the transactions set forth therein, and supersedes all prior discussions, correspondence and drafts. It may be amended, canceled, renewed or extended, and the terms thereof may be waived, only by a written instrument signed by all parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall be considered one and the same Agreement. Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit or amplify the provisions or contents hereof.

8.5. Expenses. Each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated herein.

8.6. Severability. In the event that any provision of this Agreement shall be held invalid, unenforceable or contrary to public policy, such provision shall be deemed to be reduced in its scope to the extent necessary to make such provision valid and enforceable while preserving the economic arrangements of the parties to the maximum extent possible, and if such provision cannot be so reduced in scope, then it shall be deemed severed from this Agreement, and the remaining provisions hereof shall remain in full force and effect.

8.7 Non-Waiver. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, right or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

8.8 Assignability. Neither party may assign its rights or delegate its obligations, in whole or in part, under this Agreement to any third party without the consent of the other party.

8.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, all as of the date first above written.

Buyer:

API NANOFABRICATION AND RESEARCH CORPORATION, a Delaware corporation,

By:	/s/ Martin Moskovits
President

Seller:

NANOOPTO CORPORATION, a Delaware corporation,

By:	/s/ Barry Kallander
President